                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               For August 14, 2003

                        Commission File Number: 333-13096

                            AES DRAX HOLDINGS LIMITED

                                   18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                     England

                            ------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                            AES DRAX HOLDINGS LIMITED



INDEX

ITEM

1    Information Release

2 Press Release dated August 14, 2003 entitled "AES Drax Holdings Ltd. Receives Proposal From Goldman Sachs International"

3 Copy of a letter dated August 13, 2003 from Goldman Sachs International to the Directors of AES Drax Holdings Limited with offer including schedules to provide financial support to facilitate the restructuring of the senior secured debt and other contractual arrangements of AES Drax Holdings and certain of its affiliates

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      AES DRAX HOLDINGS LIMITED





Date: August 14, 2003                 /s/ Gordon Horsfield
                                      ------------------------
                                      Name: Gordon Horsfield
                                      Title: Director

                                                                          ITEM 1
                                                                          ------

                               INFORMATION RELEASE

GENERAL

AES Drax Holdings Limited has sought a (pound)10,000,000 increase in its (pound)30,000,000 letter of credit facility (which facility is Permitted Indebtedness under the Indenture) for the purpose of providing credit support to electricity trading counterparties or any other purpose approved by the Senior Creditor Committees. The letter of credit facility is 100% cash collateralized and the use of Project funds for such cash collateral remains subject to the prior approval of the Senior Creditor Committees.

Close Brothers, financial advisers to the Ad Hoc Committee and Milbank, Tweed, Hadley & McCloy LLP, legal advisers to the Ad Hoc Committee will host a conference call on August 19, 2003 at 5.00 p.m. London time to discuss with Senior Bondholders the contents of this Form 6-K. The USA dial-in telephone number is (1) 866 376 4359. The U.K. domestic dial-in telephone number is 0845 245 5318. For all other international calls, the standard international dial-in telephone number is +44 1452 569 101. The chairperson of the call is David Riddell. The call will be recorded and will be available for a period of seven days afterwards. The U.K. dial-in telephone number is 0845 245 5205, with access number: 086527#. For all other calls the dial-in telephone number is +44 1452 55 00 00, with access number: 086527#. For further information, Senior Bondholders should contact Close Brothers, financial advisers to the Ad Hoc Senior Bond Committee (David Riddell: +44 (0)20-7655-3203), or Milbank, Tweed, Hadley & McCloy LLP, legal advisers to the Ad Hoc Senior Bond Committee (Tom Siebens: +44
(0)20-7448-3034).

                            ------------------------

FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

o  general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

o  power prices and resource availability and pricing;

o  general industry trends;

o  changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;

o that since December 12, 2002, we are operating under standstill arrangements with, among others, certain of our senior creditors (initially under the "ORIGINAL STANDSTILL AGREEMENT", and, after expiry thereof on May 31, 2003, under the "FURTHER STANDSTILL AGREEMENT", and, after expiry thereof on June 30, 2003 under the "THIRD STANDSTILL AGREEMENT" which became effective July 11, 2003);

o that when the Third Standstill Agreement expires on August 14, 2003, we have sought to enter into a new standstill agreement, the "FOURTH STANDSTILL AGREEMENT," which would expire on September 30, 2003 and the terms of which were furnished to the SEC on a Form 6-K dated August 11, 2003

o  availability, terms and deployment of capital;

o  interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o  availability of qualified personnel; and

o  changes in the interpretation of tax law.

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

                                                                          ITEM 2
                                                                          ------

                                  PRESS RELEASE

14 August 2003

    AES DRAX HOLDINGS LTD RECEIVES PROPOSAL FROM GOLDMAN SACHS INTERNATIONAL


AES Drax Holdings Ltd ("Drax") has today announced that they have received a proposal from a third party interested in participating in the restructuring in place of AES Corporation.

This offer has been received from Goldman Sachs International, and stands alongside the proposal put forward by International Power Ltd and all other proposals which may be received.

Commenting today, Gordon Horsfield said:

"We welcome the receipt of a further offer in relation to Drax as this confirms our belief in the long term future of the power plant within the electricity supply industry. This latest proposal will be considered alongside any others which may arise or have already arisen."

The offer letter received from Goldman Sachs International, as well as the schedules attached thereto, will be furnished to the U. S. Securities and Exchange Commission on a Form 6-K later today.

ENQUIRIES:

Judith Parry/Kelly-Ann French/Sophie Morton      Tel: 01943 883990
                                                 Buchanan Communications

                            -------------------------


FORWARD-LOOKING STATEMENTS

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

o  general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA"). NETA was implemented on March 27, 2001;

o  power prices and resource availability and pricing;

o  general industry trends;

o  changes to the competitive environment;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;

o that since December 12, 2002, we are operating under standstill arrangements with, among others, certain of our senior creditors (initially under the "ORIGINAL STANDSTILL AGREEMENT", and, after expiry thereof on May 31, 2003, under the "FURTHER STANDSTILL AGREEMENT", and, after expiry thereof on June 30, 2003 under the "THIRD STANDSTILL AGREEMENT" which became effective July 11, 2003);

o that when the Third Standstill Agreement expires on August 14, 2003, we have sought to enter into a new standstill agreement, the "FOURTH STANDSTILL AGREEMENT," which would expire on September 30, 2003 and the terms of which were furnished to the SEC on a Form 6-K dated August 11, 2003

o  availability, terms and deployment of capital;

o  interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o  availability of qualified personnel; and

o  changes in the interpretation of tax law.

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

                                                                          ITEM 3
                                                                          ------

                                                     Goldman Sachs International
                                                              Peterborough Court
                                                                133 Fleet Street
                                                                          London
                                                                        EC4A 2BB

                                                            Tel +44 20 7774 8574
                                                            Fax +44 20 7552 8766

Strictly Private and Confidential

The Directors of AES Drax Holdings Limited
c/o Kempson House
Cammomile Street
London EC3A 7AN

13 August 2003


DRAX - GOLDMAN SACHS OFFER

Dear Sirs,

We are pleased to submit this offer by Goldman Sachs International and/or certain of its affiliates ("GS") to provide financial support to facilitate the restructuring of the senior secured debt and other contractual arrangements of AES Drax Holdings Ltd ("AESDH" or the "Company") and certain of its affiliates, including AES Drax Power Limited (the "GS Offer").

While the GS Offer is made by GS solely on the terms and conditions as set out in this offer letter (the "GS Offer Letter") and its schedules (the "Schedules"), the GS Offer to a large extent follows the restructuring proposal as laid out in the 30 June 2003 Form 6K filing to the US Securities and Exchange Commission (SEC File #333-13096) ("30 June 6K") with the objective of fully leveraging the work that has been done so far by the Senior Creditors (and their respective committees and advisors) and, in doing so, facilitating the completion of the Restructuring.

Nevertheless, the GS Offer makes a number of changes, which we believe substantially improve the terms of the Restructuring and as such maximize the ultimate recoveries for all Senior Creditors, whether or not they intend to exercise the Cash Out Options.

At the same time, GS strongly believes that the GS Offer meets the vast majority of the objectives and requirements of the many Senior Creditors involved in AESDH. This is because GS has made substantial efforts over the last two months to approach a large number of Senior Creditors and their advisors and to discuss various aspects and issues surrounding the complex restructuring of AESDH and its affiliates. We are therefore confident that the GS Offer is deliverable and will be accepted by the required majorities of the Senior Creditors that own the relevant debt at the time a vote is due to approve the various Schemes of Arrangement (the "Schemes") that are required to complete the restructuring.

The summary terms of the GS Offer are as follows(1):

1) A substantial increase in the cash-out price for creditors who decide to tender their A-2 Debt, C Debt (which will be renamed under the GS Offer to "A-3 Debt"), and Equity (the "A Cash Out Option") when compared with the offer as outlined in the 30 June 6K. GS offers to increase the price to 64% of the A-2 principal amount(2), a substantial improvement to the 47% and 55% prices proposed by The AES Corporation ("AES") and International Power plc ("IP"), respectively. GS would also pay 1% for the A-3 Debt. GS will provide up to (pounds sterling)100,000,000 of cash to support the funding of the A Cash Out Option ("GS Funds"), substantially more than the (pounds sterling)60,000,000 and (pounds sterling)80,000,000 offered by AES and IP, respectively. The GS Offer will require each Senior Creditor to formally notify whether or not they will tender their holdings of the A-2 Debt and the A-3 Debt by 30 September 2003 (the "Tender Expiry Date"). To the extent that the A Cash Out Option is funded by GS Funds, GS will purchase pro-rata holdings of the A-2 Debt and the A-3 Debt and will have the option to become the owner of the Equity corresponding to the amount of the A-3 Debt purchased by GS. The GS Offer is not subject to, nor contingent upon, any third party financing.

2) Recognizing that Senior Creditors may prefer to maximize the deleveraging of the AESDH balance sheet and that there is some uncertainty with respect to how much cash owned by the Company will be available by the time the Restructuring completes, GS will leave it to the option of the Company and the Senior Creditors whether they elect to use (pounds sterling)30,000,000 (the minimum required by GS) of cash currently held by the Company or a higher number (up to (pounds sterling)50,000,000) in order to fund the A Cash Out Option (the "Project Funds"). To the extent that the Company and the Senior Creditors elect to use more than (pounds sterling)30,000,000 of Project Funds, the A Cash Out Option will be funded as follows: first, up to (pounds sterling)30,000,000 of Project Funds will be used; second, in a ratio of x:100-x Project Funds to GS Funds (where x is a number set at 35 or below, as chosen by the Company) until all Project Funds are exhausted; and finally, any additional amounts that are required will be funded from GS Funds until GS Funds are exhausted. This should allow deleveraging of at least (pounds sterling)60,000,000 (if (pounds sterling)30,000,000 of Project Funds are used). If demand for the A Cash Out Option is so strong that additional funds are required, GS is confident that it would have access to additional funding at short notice. This significantly improves the deliverability of the restructuring in all circumstances and would not require a "scale back" as provided under section 1.4.4 of the 30 June 6K.

3) The GS Offer increases the margin on the A-2 Debt to 400bps. In addition, the GS Offer changes the terms and ranking of the B Debt and the A-3 Debt as follows: the A-3 Debt will rank behind the A-2 Debt but ahead of the B Debt, both in the cash flow waterfall (as set forth in Schedule 2, the "Cash Flow Waterfall") and with respect to its security over the Principal Drax Assets. The A-3 Debt therefore will have fourth ranking security over the Principal Drax Assets and will accrue interest at a rate of Libor + 500bp, with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt). The B Debt will accrue interest at the rate of Libor + 200bp with the potential of having interest deferred if no funds are available under the Cash Flow Waterfall (similar to the A-2 Debt and the A-3 Debt). The B Debt will have first ranking security over the claims against TXU Europe Energy Trading Limited and TXU Europe Group plc (the "TXU Claim"), as well as a fifth ranking security over the Principal Drax Assets. The holders of the B Debt however will not have any voting

-----------
(1) Additional detailed information is contained in the various Schedules attached to the GS Offer Letter. All terms that are not defined in the GS Offer Letter are defined in Schedule 4. To the extent there is any inconsistency between the GS Offer Letter and the Schedules, the terms of the GS Offer Letter will prevail.

(2)   Subject to an increase under paragraph 7.

     rights with respect to the release of their security over the Principal Drax Assets, the sale of the company, or a recapitalization of the balance sheet. The B Debt holders may (by a 75% majority) agree to compromise the TXU Claim or vote the interest of the Drax Companies in any insolvency in respect of the TXU Claim. The B Debt holders and the A-3 Debt holders shall each (as a separate class) have the first right of refusal to purchase all (or materially all) but not part of the Drax Principal Assets if the A-1 Debt holders and/or A-2 Debt holders have resolved to sell such assets.

4) The GS Offer includes a cash-out option on the B Debt (the "B Cash Out Option", and together with the A Cash Out Option, the "Cash Out Options"). In particular, GS offers Senior Creditors the opportunity to cash out of the B Debt at a price of 50% of the principal value. The option is only available to a Senior Creditor if the Senior Creditor also tenders its pro-rata interest in the A-2 and A-3 Debts (and the Equity) at the price indicated in section 1 above. GS will provide up to (pounds sterling)30,000,000 of cash to supportits commitment with respect to the B Cash Out Option. The GS Offer will require each Senior Creditor to notify whether or not they wish to tender their future B Debt holding by the Tender Expiry Date. To the extent that expressions of intent to tender the B Debt were to result in a cash requirement in excess of (pounds sterling)30,000,000, GS will on a "best efforts" basis attempt to increase the underwriting to cover such excess.

5) GS understands that the Company has not been faced with any major issues with respect to the management of the O&M and other functions since AES has decided to withdraw its support for the Company and the financial restructuring. Indeed, given that only 4 of the approximately 480 people working for the Drax Power Station are AES employees, there appears to be limited transition risk. As a matter of fact, the independent directors have publicly stated that provisions have been made to replace the AES employees if necessary. We believe the Company could make substantial savings here compared with the AES and IP restructuring proposals, both of which include a significant management fee for O&M services. In addition, both AES and IP have proposed a long-term O&M contract that can only be cancelled under very limited circumstances. GS believes that this aspect of the AES and IP proposals is not in the best interests of the Senior Creditors and believes that any such contract, if required at all, should be cancelable by the majority of the A-2 Debt holders on its 5th anniversary and, in the case of future significant corporate events, including M&A, refinancing, financial restructuring, etc. To the extent management and the directors of the Company are of the opinion that an O&M arrangement is necessary, GS will work with them and the Senior Creditor Committees to arrange a beauty parade for selection of an operator on the above terms.

6) GS believes that it is desirable to enter into a long-term offtake on one of the six Drax units and a short-term offtake agreement on a second unit for the purpose of providing a minimum level of stable cash flows and of reducing the operational risk of trading all 6 units as a merchant plant. GS, through its affiliate J. Aron, will be happy to assist in structuring such contracts, such that a framework is available by 8 September 2003 and that final contracts are signed prior to the earlier of: (1) the date on which the Schemes have become effective and (2) 31 December 2003 (the earlier of these two dates being referred to as the "Effective Date").

     In addition, GS is able to provide, subject to agreement of satisfactory terms by the Tender Expiry Date and GS internal credit approval, an underwriting of (pounds sterling)100,000,000 for a credit facility which may be utilised for Letters of Credit ("LC") or separate credit lines with GS. (pounds sterling)25,000,000 of such facilities will be available from the Tender Expiry Date until the end of the Long-term Standstill Agreement in order to assist the group's ability to trade. Up to (pounds sterling)100,000,000 will be available from closing of the Restructuring. The facilities may comprise up to (pounds sterling)40,000,000 of credit lines with GS, with the balance available as LC facilities. The facilities shall at all times have a first ranking security interest (senior to the Senior Banks, Senior Bondholders and Hedging Banks) over the Principal Drax Assets.

     The proposals described in 6) are not a condition of the GS Offer and are available at the option of the Senior Creditors and the Company.

7) Although we believe this issue has been extensively explored in the past and is therefore unlikely to be a feature of the restructuring, to the extent that Senior Creditors believe that it is desirable for the B Debt to have recourse only to the TXU Claim (and not to the Principal Drax Assets) with respect to principal and/or interest, GS will fully support this initiative, subject to appropriate structuring. In such circumstances, GS will increase its tender price for the A-2 Debt by 5 points to 69% and reduce its tender price for the B Debt by 3 points to 47%.

8) The GS Offer will lapse at 5:00 p.m. (London time) on 22 August 2003 unless the Company has by then entered into an exclusive relationship with GS, under which both the Company and all members of the Senior Creditor Committees agree not to enter into or continue any negotiations or discussions with any person other than GS with respect to the Cash Out Options and the other matters contemplated by this letter provided that such exclusivity shall cease on the Effective Date. The GS Offer requires a Long Term Standstill Agreement to be signed by 30 September 2003 as well as an approval in principle from 75% of the Senior Banks, 50.1% of the Senior Bondholders, and 100% of the Hedging Banks, in each case by value, at the earlier of: (a) the time of the signing of the Long Term Standstill Agreement, and (b) the Tender Expiry Date. Also on the Tender Expiry Date, the Company and the Senior Creditor Committees will formally notify GS as to the amount of Project Funds they elect to utilize to fund the A Cash Out Option. GS (at its sole discretion) may waive any condition to the GS Offer (including the level of approval required by the Senior Banks, the Senior Bondholders or the Hedge Banks).

9) The definitive documentation required for the Restructuring and the conditions precedent to the effectiveness of such documentation (together the "Restructuring Documentation") are to be in mutually acceptable form and completion of the restructuring is to be achieved with all such conditions precedent met by the Effective Date.

On behalf of GS, we very much appreciate your consideration of this offer and look forward to your response. GS believes that its offer is the only independent offer on the table for creditors to date and offers substantial additional benefits for the Senior Creditors to consider, including better M&A prospects in the future, a higher probability of clearance from the competition authorities for the contemplated transaction, substantial savings due to the lack of an O&M contract fee, as well as a substantially lower risk to creditors of losing control over the Company and being held up in any future refinancing, restructuring, sale of the Company, etc.

Please feel free to contact Simon Mansfield (Tel. +44 20 7774 8571) or Jan Lernout (Tel. +44 20 7774 1455) to discuss any questions or issues that you may have with respect to this letter.

We appreciate this opportunity to indicate our interest in facilitating the Restructuring of AES Drax Holdings Limited and its affiliates and reaching an agreement that is satisfactory to all Senior Creditors.


Yours faithfully,


Simon Mansfield
Managing Director

Cc:
Mark Dixson Esq.
Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Martin Gudgeon Esq.
Close Brothers Corporate Finance Limited
10 Crown Place
London EC2A 4FT

I confirm that I have been authorised by AES Drax Holdings Limited to accept the GS Offer and to confirm that (a) AES Drax Holdings Limited has the right and power, and has taken all action necessary to accept the GS Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting the GS Offer and performing such matters and transactions AES Drax Holdings Limited is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.

Agreed and accepted on       2003 for and on behalf of AES Drax Holdings Limited



By:
   -----------------------------
Name:
     ---------------------------
Title:
      --------------------------

                  SCHEDULE 1: FURTHER DETAILS OF THE GS OFFER

A) As an existing creditor and as a financial investor, GS will retain full voting rights with respect to the equity interests it may hold but such voting rights will (along with all other equity holders) be limited under the Shareholders Agreement for the holding company to 24.9% - assuming a 75% super-majority for key shareholder decisions are required. GS will be entitled to transfer Equity and/or Debt and such transfer(s) shall not fall within the intended meaning of 'change of control' as referred to in
     Schedule 4.

B)   The GS Offer is subject:

     (a) to there being, in GS's opinion, no material adverse change in the assets, operations, liabilities or business of the Company and its affiliates or in the forecasts with regard to capital and operating expenditure and taxes compared to the information: (i) contained within the Form 6K file dated 16 July 2003 (SEC file #:333-13096) and/or (ii) as disclosed to us during the due diligence referred to in D) below, and

     (b) to such forecasts in each case and in our opinion not becoming misleading or inaccurate in any material respect,

     at any time prior to the Effective Date. GS assumes that the directors and management of the Company as well as the Senior Creditor Committees and their respective advisors will cooperate with GS to demonstrate that these conditions have been met.

C) This offer is subject to satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring in the manner described in the 30 June 6K and this offer having been obtained by the time necessary or desirable. No GS board approval is required.

D) This offer is dependant on GS conducting to its satisfaction a five-business-day period of confirmatory due diligence prior to 22 August 2003.

E) The GS Offer requires a Long Term Standstill Agreement to be signed by 30 September 2003 as well as approval in principle from 75% of the Senior Banks, 50.1% of the Senior Bondholders, and 100% of the Hedging Banks, in each case by value, at the earlier of: (a) the time of the signing of the Long Term Standstill Agreement, and (b) the Tender Expiry Date.

F) Only GS and a person who has duly accepted this offer will be entitled to rely on or enforce its terms.

G) The GS Offer assumes that Senior Creditors will (to the extent that the capital structure of InPower Limited allows) have the right to elect Restructuring Loans or Restructuring Notes (under 1.3.2 of the 30 June 6K) according to their individual preferences and irrespective of whether they currently are lenders, bondholders, or hedging counterparties.

H) The Senior Creditor Committees and GS will (prior to completion of the Restructuring) be consulted with respect to major business decisions, including (but not limited to) the appointment of plant manager or head of trading, material contracts, any long-term hedging agreements, the level of minimum required working capital, and the amount of Project Funds used for the A Cash Out Option.

I) GS will be paid an underwriting fee (the "Underwriting Fee") calculated as follows:

        AMOUNT INVESTED BY GS IN A CASH OUT                                UNDERWRITING FEE
                      OPTION
        Up to (pounds sterling)15,000,000                             (pounds sterling)3,000,000

        (pounds sterling)15,000,000 - (pounds sterling)25,000,000     (pounds sterling)2,000,000

        Greater than (pounds sterling)25,000,000                      (pounds sterling)1,000,000

        Underwriting Fee will be subject to the escrow arrangements discussed in
        Schedule 5.

J)   GS will deposit funds in an escrow account as set forth in Schedule 6.

                    SCHEDULE 2: AMENDED CASH FLOW WATERFALL

On any Interest Payment Date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Credit Support Facility and taking into account working capital requirements, restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors Committees and GS and the Underwriting Fee payable to GS, in each case to the extent not paid at the closing of the Restructuring), and tax (except to the extent monies are withheld in respect of the TXU Claim to meet corporate tax liabilities), is:

(a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)  second, to make scheduled repayments of principal on the A-1 Debt;

(c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)  fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

(g)  seventh, to make payments of interest on the A-3 Debt;

(h)  eighth, to fund the A-3 Debt Interest Reserve to the required amount;

(i)  ninth, to pay interest on the B Debt;

(j)  tenth, to fund the B Debt Interest Reserve to the required amount;

(k)  eleventh, to make prepayments and repayments as follows:

     (i) at any time after the principal amount outstanding of the A-1 Debt is (pounds sterling)200,000,000 or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

     (ii) at any time after the principal amount outstanding of the A-1 Debt is less than (pounds sterling)200,000,000, to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

(l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

(m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

(n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

(o) fifteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt.

Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT and a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

The amount withheld on account of UK corporation tax from TXU Claim proceeds will be equal to 30% (or, if different, the prevailing UK corporation tax rate in the tax year such payment in respect of the TXU Claim is received). The amount withheld will be paid into an escrow account. If payment had been received in respect of the TXU Claim, and the relevant company in the Drax group has a liability in respect of UK corporation tax, an amount shall be applied to pay such tax amount when such amount falls due for payment. If, having paid the full UK corporation tax liability of the relevant company, there remains a positive balance in the escrow account, such positive balance shall be applied to prepay the principal of the B Debt.

GS is prepared to discuss any appropriate structure which achieves the same result (and risk allocation) as the withholding arrangement set forth above.

                      SCHEDULE 3: TIMELINE OF THE GS OFFER

DATE      EVENT

21 AUG 2003. Due diligence. GS completes five-business-day confirmatory due diligence.

22 AUG 2003. Acceptance of GS Offer. The Company and the Senior Creditor Committees enter into exclusive negotiations with GS as the preferred counterparty.

8 SEP 2003. Off-take. Agreement of off-take framework (if required).

30 SEP 2003. Tender Expiry Date. A Long Term Standstill Agreement is signed. 75% of Senior Banks and 50.1% of Senior Bondholders and 100% of Hedging Banks agree in principle to support the restructuring terms inherent in the GS Offer. In addition, the Company and the Senior Creditor Committees will give notice to GS of the amount of Project Funds they elect to use to fund the A Cash-out Option. All Senior Creditors formally notify whether they elect to exercise the Cash-out Options.

31 DEC 2003 (or earlier, as the case may be). Effective Date. Deadline for the completion of the financial restructuring.

                     SCHEDULE 4: AES DRAX HOLDINGS LIMITED:

         PROPOSED RESTRUCTURING TERMS FOR SENIOR CREDITORS UNDER THE GS
                                      OFFER

                                    GLOSSARY

AES                                     The AES Corporation

AES Drax Companies                      Drax Holdings, Drax Power, AES Drax
                                        Acquisition Limited, AES Drax Financing
                                        Limited and other subsidiaries of Drax
                                        Holdings

Bank Loans                              The loans provided by the Senior Banks
                                        to InPower

Bank Steering Committee                 The steering committee representing the
                                        Senior Banks

Credit Support Facility                 The facility that may be provided by the
                                        Credit Support Lenders to support the
                                        electricity trading of Drax Power
                                        following the Restructuring

Credit Support Lenders                  The lenders under the Credit Support
                                        Facility

Currency Hedging Banks                  The banks providing currency hedging
                                        facilities to Drax Holdings

Drax Holdings                           AES Drax Holdings Limited

Drax Power                              AES Drax Power Limited

Eurobonds                               The(pounds sterling)1,725 million
                                        secured bonds due 2015 issued by Drax
                                        Holdings

GS Offer The offer being made by Goldman Sachs International and/or certain of its affiliates on 13 August 2003 to facilitate the restructuring of the senior secured debt and other contractual arrangements of Drax Holdings, Drax Power, and/or certain of their affiliates.

Harich                                  Harich Investment B.V.

Harich Swaps                            The swaps between Harich and InPower,
                                        and between Harich and Drax Power

Hedge Termination Payments              Amounts payable to the Hedging Banks
                                        upon termination of any interest rate or currency swaps to which the Hedging
                                        Banks are a party, which will be
                                        converted into Restructured Debt on a
                                        pro-rata basis.

Hedging Banks                           The Currency Hedging Banks and the
                                        Interest Rate Hedging Banks

InPower                                 InPower Limited

Interest Rate Hedging Banks             The banks providing interest rate
                                        hedging facilities to Drax Power

Restructured Debt                       A-1 Debt, A-2 Debt, A-3 Debt and B Debt,
                                        all as defined in section 1.2 of this
                                        Schedule;

Restructuring                           The restructuring reflected in this
                                        proposal

Senior Banks                            The syndicate of banks which financed
                                        (through a loan to InPower) the
                                        acquisition of the Eurobonds by InPower

Senior Bondholder Committee             The committee representing the holders
                                        of the Senior Bonds

Senior Bondholders                      The holders of the Senior Bonds

Senior Bonds                            The 9.07% Senior Secured Bonds due 2025
                                        and 10.4% Senior Secured Bonds due 2020
                                        issued by Drax Holdings

Senior Creditors                        The Senior Banks, the Senior Bondholders
                                        and the Hedging Banks

Senior Creditors Committees             The Bank Steering Committee and the
                                        Senior Bondholder Committee

TXU Claim                               The claim by Drax Power against certain
                                        companies in the TXU Europe group in
                                        connection with defaults under certain
                                        power purchase arrangements

                                    SECTION 1

                           THE RESTRUCTURING PROPOSAL

1.1      CURRENT DEBT STRUCTURE

         The current senior secured indebtedness owed by Drax Holdings to the Senior Creditors is summarised in the table below.


         DEBT                                 PRINCIPAL AMOUNT           FINAL MATURITY       INTEREST RATE
         --------------------------------------------------------------------------------------------------
         Bank Loans owed to Senior       (pounds sterling)842,555,000          2015              Libor plus
         Banks (serviced through                                                                    3.0%(3)
         interest coupons under the
         Eurobonds and the Harich
         Swaps)
         --------------------------------------------------------------------------------------------------
         10.41% Senior Secured Bonds          U.S.$302,400,000                 2020                  10.41%
         due 2020
         --------------------------------------------------------------------------------------------------
         9.07% Senior Secured Bonds         (pounds sterling)200,000,000       2025                   9.07%
         due 2025
         --------------------------------------------------------------------------------------------------
         Hedge Termination Payments              Up to approx.           Not applicable      Not applicable
                                         (pounds sterling)91,400,000

         The amount of (pounds sterling)91,400,000 for Hedge Termination Payments is based upon the most recent indicative valuation of the termination sum payable by Drax Holdings or Drax Power (as supplied by AES in its restructuring proposal). This amount is subject to mark-to-market adjustments and assumes that all hedges are terminated as part of the Restructuring. The GS Offer assumes that all currency hedges will be terminated. However, a portion of the interest rate hedges may not be terminated and maybe reinstated or restructured as part of the Restructuring. The GS Offer assumes that all Hedge Termination Payments, both with respect to the currency hedges and the interest rate hedges, will be treated pari passu with the other Senior Creditors.

         The GS Offer is conditional upon the following conditions being met in respect of the Interest Rate Hedging Banks:

         (i) the Hedge Termination Payments owed to the Interest Rate Hedging Banks ("Interest Rate Hedge Termination Payments") equal an amount equal to or greater than 60%, but not greater than 100%, of the NPV of the close-out amount of the interest rate hedges currently outstanding (the "Hedge NPV");

         (ii) the Hedge NPV will be determined by an independent investment bank; and

----------------------
(3) The margin of 3% above Libor is the margin to which the Senior Banks are entitled under the Bank Loan given the current credit rating of the AES Drax Companies. However interest with a margin of 2.2% was paid to the Senior Banks on 31 December 2002 and on 30 June 2003.

         (iii) any reinstated interest rate hedges must have a mark-to-market value for the Interest Rate Hedging Banks of not more than the following amount:

               Hedge NPV - Interest Rate Hedge Termination Payments

               with the mark-to-market value of the reinstated interested rate hedges to be determined by an independent investment bank.

1.2      PROPOSED DEBT STRUCTURE

1.2.1.   PROPOSED DEBT STRUCTURE

         The Restructuring reflected in this proposal involves replacing the existing senior secured debt with new secured debt, as well as providing the Senior Creditors with equity, as summarised below.


         -------------------------------------------------------------------------------------------------------------
         Debt                                   Sterling Equivalent          Final Maturity              Interest Rate
                                                   Principal Amount
         -------------------------------------------------------------------------------------------------------------
         A-1 Debt                                (pounds sterling)400,000,000          2015                 Libor plus
                                                                                                                  2.5%
         -------------------------------------------------------------------------------------------------------------
         A-2 Debt                       Up to (pounds sterling)460,000,000(4)          2015                 Libor plus
                                                                                                                  4.0%
         -------------------------------------------------------------------------------------------------------------
         A-3 Debt                       Up to (pounds sterling)135,455,000(5)          2020                 Libor plus
                                                                                                                  5.0%
         -------------------------------------------------------------------------------------------------------------
         B Debt                               (pounds sterling)338,400,000(6)          2025                 Libor plus
                                                                                                                  2.0%
         -------------------------------------------------------------------------------------------------------------
         Total Debt                     Up to (pounds sterling)1,333,855,000
         -------------------------------------------------------------------------------------------------------------
         Equity                                               100% ownership
                                                    (indirect) of Drax power
                                                                     station
         -------------------------------------------------------------------------------------------------------------
         Credit Support Facility          (pounds sterling)60-100 million(7)
         -------------------------------------------------------------------------------------------------------------
         Interest Rate Hedging                      All of Debt A-1 interest
                                                        and some of Debt A-2
                                                    interest is likely to be
         -------------------------------------------------------------------------------------------------------------

---------------------
(4) The amount of A-2 Debt outstanding immediately following the Restructuring will be lower to the extent that the Cash-out Option is exercised by Senior Creditors.

(5) The amount of the A-3 Debt outstanding immediately following the Restructuring will be equal to the sum of the debts owed to the Senior Creditors (as set out in the table in section 1.1 above), less the sum of the other tranches of the Restructured Debt and will be lower to the extent that (a) the Project Funds are used to fund any Cash-out Option and (b) the hedging contracts with Hedging Banks are not terminated. The figure shown is based on an exchange rate of $1.512 = (pounds sterling)1, the Fed Funds Rate on 27th July, 2000 being the rate applicable at the time of the issue of the Senior Bonds. The actual exchange rate used will be that as at a reference date prior to the Restructuring. The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimate included in this document.

(6) This is the aggregate amount of the TXU Claim (net of VAT payable in respect thereof). There is no assurance that the full amount of the TXU Claim will ultimately be recovered or that the AES Drax Companies will have tax losses to offset against any attributable income.

(7) To be finalised following agreement of a revised Electricity Trading Policy for the AES Drax Companies but contemplated to have a term of at least five years. In addition, it is intended that at completion of the Restructuring a cash balance of up to (pounds sterling)50,000000 will be available from existing Company cash resources to Drax Power for working capital purposes, subject to the cashflow cycle.

         -----------------------------------------------------------------------
                                           hedged through a partial
                                           restructuring of the
                                           existing swaps with the
                                           Interest Hedging Banks(8)
         -----------------------------------------------------------------------


1.2.2.   RIGHT TO RECEIVE PRO RATA SHARE OF RESTRUCTURED DEBT

         One overriding principle in the Restructuring is that for each (pounds sterling)1 of senior secured indebtedness owed to a Senior Creditor such Senior Creditor will be entitled to the same participating interest in each of the tranches of debt. Accordingly, each Senior Bank, Senior Bondholder and Hedging Bank (to the extent their hedging agreement is terminated) will be allocated, in proportion to its current relative holdings of the Bank Loan, Senior Bonds or rights to Hedge Termination Payments, as the case may be:

         (a)   participations in A-1 Debt; and

         (b)   the right to receive a combination of:

               (i) participations in A-2 Debt, A-3 Debt and B Debt (together with the A-1 Debt, the "RESTRUCTURED DEBT"); and/or

               (ii) cash pursuant to the exercise by such Senior Creditor of its
                    Cash-out Options described in section 1.3 - The Cash-out Options below.

1.2.3.   SENIOR CREDITORS' RIGHT TO ALL EQUITY

         The Senior Creditors will, under the terms of this Restructuring proposal, have the right to become indirect owners of the whole of the equity of Drax Power in proportion to their holdings of A-3 Debt after the exercise of the Cash-out Options. See section 1.5 - Drax Power Station Ownership.

         The GS Offer does not provide for any consideration to be provided to AES or the AES Drax Energy Limited bondholders.

1.2.4.   RESTRUCTURED TRANCHES OF DEBT

         The Restructured Debt has been separated into tranches in order to provide for:

         (a) a first ranking tranche of debt(9), the A-1 DEBT, of (pounds sterling)400 million with the following scheduled amortisation profile and a final maturity date of 2015:

--------------------------------------------------------------------------------

(8) Discussions continue with the Hedging Banks as to the actual treatment of their hedge positions in the Restructuring.

(9) This is subject to the priority of the Credit Support Facility or the GS Credit Facility (see section 1.4 - Electricity Trading Credit Support), as the case may be.

                 YEAR         AMORTISATION ((POUNDS STERLING) MILLION)(10)
                ----------------------------------------------------------
                 2007         10
                ----------------------------------------------------------
                 2008         20
                ----------------------------------------------------------
                 2009         55
                ----------------------------------------------------------
                 2010         55
                ----------------------------------------------------------
                 2011         55
                ----------------------------------------------------------
                 2012         55
                ----------------------------------------------------------
                 2013         50
                ----------------------------------------------------------
                 2014         50
                ----------------------------------------------------------
                 2015         50


               Interest on A-1 Debt will be payable on a semi-annual basis. A-1 Debt will have the benefit of certain prepayment rights as well as a Debt Service Reserve Account (as defined in section 2.1.1) funded at completion of the Restructuring to an amount equal to the interest payments falling due on the two interest payment dates following the Restructuring and, thereafter, funded in accordance with the Cash Flow Waterfall (as described in section
               2.2 - Cash Flow Waterfall) to a level equal to the interest and scheduled principal payments on the A-1 Debt falling due on the two interest payment dates following the relevant interest payment date;

         (b) a second ranking tranche, the A-2 DEBT, of up to (pounds sterling)460 million which will have no fixed amortisation profile, however, the outstanding principal balance will fall due for payment in 2015. Interest on the A-2 Debt will be payable on a semi-annual basis after payment of interest on the A-1 Debt, hedging specific to the A-1 Debt, scheduled principal payments on the A-1 Debt, and a cash sweep into the Debt Service Reserve Account to ensure a required balance equal to 12 months' interest payments on A-1 Debt;

               Debt A-2 interest will also benefit from a 1.0 x look-forward test/reserve of at least six months. If there are insufficient funds to pay interest on the A-2 Debt, interest will be deferred for the current period. Repayment of the principal on the A-2 Debt will not occur prior to the principal amount of the A-1 Debt reducing to below (pounds sterling)200m and will, thereafter, be dependent upon there being sufficient funds available for such purpose in accordance with the Cash Flow Waterfall.

         (c) a third ranking tranche, the A-3 DEBT, of up to(pounds sterling)135.455 million. Unpaid interest on the A-3 Debt will be deferred (but not capitalised). The A-3 Debt will not


----------------------------
(10) Each annual scheduled amortisation shown above will be payable in two equal instalments on the semi-annual interest payment dates in each such year, provided that there will only be one payment in 2015.

               receive cash payments of deferred interest or principal until the A-1 Debt and A-2 Debt have been repaid in full;

         (d) a fourth ranking tranche, the B DEBT, of (pounds sterling)338.4 million whose primary source of repayment will be payments received in relation to the TXU Claim and will have first ranking security over the TXU Claim. To the extent required by the Senior Creditors, the B Debt will also have security over the Principal Drax Assets ranking junior to the A-3 Debt. Interest will accrue on the B Debt and will be paid in accordance with the Cash Flow Waterfall, where it ranks behind scheduled A-1 Debt payments, A-2 Debt and A-3 Debt interest payments and, inter alia, deposits to a debt service reserve account to ensure a required balance equal to 12 months' interest and scheduled principal payments on the A-1 Debt.

               If there are insufficient funds to pay interest on the B Debt, interest will be deferred, but not capitalized.

               Proceeds of the TXU Claim will be used to repay the principal amount of the B Debt and interest thereon. The principal amount outstanding of the B Debt will only otherwise be repaid once the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full. See section 2.2 - Cash Flow Waterfall for further details.

         All Restructured Debt will accrue interest as from 1 July, 2003 (see section 1.3.5 - Accrual of Interest).

1.3      THE CASH-OUT OPTIONS

1.3.1.   OPTION TO SELL A-2 DEBT, A-3 DEBT AND B DEBT

         As part of the Restructuring, each Senior Creditor will have the option (the "A CASH-OUT OPTION") to sell, at a discount (see section 1.3.2. below), all of its participation in the A-2 Debt and the A-3 Debt, provided that a Senior Creditor may tender on a pro-rata basis part of its A-2 Debt and A-3 Debt. A similar option to sell the B Debt at a discount will be available to each Senior Creditor (the "B CASH-OUT OPTION", and together with the A Cash-out Option, the "CASH-OUT OPTIONS"). Any such sales will be completed concurrently with the issuance of the Restructured Debt. A Senior Creditor that exercises its A Cash-out Option will forego any right to receive Equity (as defined in section 1.5.1 - Ownership below) for any A-3 Debt sold in the A Cash-out Option.

         The Cash-out Options are designed to provide Senior Creditors with an alternative in order to realise immediate cash value for the holding of A-2 Debt, A-3 Debt, B Debt and Equity which would otherwise be allocated to them.

1.3.2.   DISCOUNT PRICE

         Under the A Cash-out Option, the discount price for a Senior Creditor's participation in A-3 Debt will be 1% of its original principal amount. The discount price for a Senior Creditor's participation in A-2 Debt will be 64% of its original principal amount. Under the B Cash-out Option, the discount price for a Senior Creditor's participation in B Debt will be 50% of its original principal amount. The B Cash-out Option is only available to a Senior Creditor if the Senior Creditor also exercises the A Cash-out Option for a pro-rata amount of such Senior Creditor's pre-restructuring debt. In the event that B Debt is secured only by the TXU Claim and not the Drax Principal Assets, discount prices for a Senior Creditor's participation in A-2 Debt and B Debt would be 69% and 47%, respectively.

1.3.3.   SOURCE OF FUNDS

         Two sources of funds will be available to make payments to Senior Creditors who elect to accept the A Cash-out Option ("CASH-OUT FUNDS"):

         (a) the amount which will be available to the AES Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements (up to a maximum of (pounds sterling)50,000,000, subject to the cashflow cycle)) is that amount of cash (the "PROJECT FUNDS") in excess of funds required to make payment in full of amounts in the Cash Flow Waterfall down to and including A-2 Debt interest on 31 December, 2003 and, therefore, is yet to be finally determined; and

         (b) up to (pounds sterling)100,000,000 is to be made available by Goldman Sachs International or one of its affiliates (the
               "GS FUNDS").

         It is possible that the amount of GS Funds might be increased if the A Cash-out Option is taken up by Senior Creditors in such a manner that the (pounds sterling)100,000,000 would prove to be insufficient.

         The Cash-out Funds for the A Cash-out Option will be made available as follows:

         (i) First, by the AES Drax Companies from Project Funds and up to(pounds sterling)30,000,000;

         (ii) second, in a ratio of x:100-x Project Funds to GS Funds (where x is a number set at 35 or below, as chosen by the Company) until all Project Funds are exhausted;

         (iii) and finally, any additional amounts that are required will be funded from GS Funds until GS Funds are exhausted.

         In addition to the A Cash-out Option, GS would provide up to (pounds sterling)30,000,000 in respect of the B Cash-out Option. To the extent that expressions of intent to tender the B Debt were to result in a cash requirement in excess of (pounds sterling)30,000,000, GS will, on a best efforts basis, attempt to increase the underwriting to cover such excess.

1.3.4.   CONSEQUENCES OF CASH-OUT OPTIONS

         To the extent that Project Funds are used to purchase participations in A-2 Debt and A-3 Debt under the A Cash-out Option, the outstanding amount of such debt will be retired, thereby deleveraging the Drax project. To the extent that GS purchases participations in A-2 Debt, A-3 Debt and B Debt, it will become a Senior Creditor holding Restructured Debt. In addition, GS will have the option to receive Equity in proportion to the amount of A-3 Debt it purchases. No Project Funds may be used to fund the B Cash-out Option.

1.3.5.   ACCRUAL OF INTEREST

         No interest will be paid in respect of the debt to be compromised in the Restructuring which is held by the Senior Banks and the holders of the Senior Bonds for the period from and including 1 July, 2003 to the completion of the Restructuring. However, interest will accrue in respect of the Restructured Debt as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Cash Flow Waterfall. In respect of those Senior Creditors who exercise the A Cash-out Option, interest on the A-2 Debt which would otherwise be payable in respect of the period from 1 July to date of receipt of Cash-out Funds will be paid to them on 31 December 2003, but only to the extent it is paid in cash by the Company and not deferred. For the Senior Creditors exercising the Cash-out Options, no interest will be paid for such period in respect of the A-3 Debt or the B Debt.

1.3.6.   TIMETABLE AND OTHER CONDITIONS

         Elections to participate in the Cash-out Options must be received by 30 September, 2003.

1.4      ELECTRICITY TRADING CREDIT SUPPORT

         Drax Power has estimated that it will require credit support of up to approximately (pounds sterling)60- 100 million to support its electricity trading following the Restructuring. The amount of credit support required will depend on the trading strategy which it is required to follow after the Restructuring. Under the terms of the Restructuring, Drax Power will no longer be required to provide cash collateral as credit support, thus making cash available to the Drax power station for other working capital purposes and, among other things, to fund the A Cash-out Option.

         GS is able to provide, subject to agreement of satisfactory terms by the Tender Expiry Date and GS internal credit approval, an underwriting of (pounds sterling)100,000,000 for a credit facility which may be utilised for LC's or credit lines with GS (the "GS Credit Facility"). (pounds sterling)25,000,000 of such facilities will be available from the Tender Expiry Date until the end of the Long-term Standstill Agreement in order to assist Drax Power's ability to trade. Up to (pounds sterling)100,000,000 will be available from closing of the Restructuring. The GS Credit Facility may comprise up to (pounds sterling)40,000,000 of credit lines with GS, with the balance available as LC facilities. The facilities shall at all times have a first ranking security interest (senior to the Senior Banks, Senior Bondholders and Hedging Banks) over the Principal Drax Assets.

         The proposals described in the preceding paragraph are not a condition of the GS Offer and are available at the option of the Senior Creditors and the Company.

1.5      DRAX POWER STATION OWNERSHIP

1.5.1.   OWNERSHIP

         The indirect ownership of the Drax power station will be transferred to the holders of the A-3 Debt in the form of all of the shares (the "EQUITY") in a holding company ("PARENT") which indirectly owns all of the equity in Drax Power.

         As indicated under section 1.3 - The Cash-Out Options above, if a Senior Creditor exercises the A Cash-out Option, then it will not receive any Equity for any A-3 Debt sold under the A Cash-out Option. In addition:

         (a) to the extent that the A Cash-out Option is funded by Project Funds, Equity corresponding to A-3 Debt that is prepaid will not be issued; and

         (b) to the extent that the A Cash-out Option is funded by GS Funds, GS will have the option, at no additional cost, to become the owner of the Equity corresponding to the A-3 Debt purchased by GS.

1.5.2.   RESTRICTIONS ON TRADING

         In order to provide a period of stability following the Restructuring within which the Drax power station may operate, the A-2 Debt, A-3 Debt and Equity (including any option to hold Equity) (together, the "LINKED SECURITIES") will remain "linked" for an initial period (the "LINKED PERIOD"). During the Linked Period, no holder of Linked Securities may sell any single Linked Security without also selling proportionate amounts of its other Linked Securities. The Linked Period shall end upon the earlier of: (i) the aggregate balance of the A-1 Debt and the A-2 Debt falling below (pounds sterling)600 million, (ii) the fifth anniversary of the Restructuring, or (iii) a positive vote of not less than 75% of the aggregate holders by value of the A-2 Debt to terminate the Linked Period.

1.5.3.   MANAGEMENT AND CONTROL

         It is expected that the holders of the Equity issued in the Restructuring will enter into a shareholders' agreement (the "Shareholders Agreement") relating to, among other things, the right to appoint directors and rights and restrictions on the transfer of Equity. The directors will be entitled to participate in an incentive programme (of up to an aggregate amount of (pounds sterling)5,000,000) linked to recoveries on the A-2 Debt, A-3 Debt and B-Debt, acceptable to the Bank Steering Committee, the Senior Bondholder Committee and GS. The detailed terms and conditions of the Shareholders Agreement, including voting rights and drag-along tag-along rights, will be mutually acceptable to the Senior Creditors Committees and GS.

1.5.4.   U.S. TAX CONSIDERATIONS

         GS requires the following:

         1. the A-1 Debt, A-2 Debt, A-3 Debt, B Debt and Equity shall constitute, for U.S. tax purposes, either (i) indebtedness, or
               (ii) equity in a corporation that is not (a) a controlled foreign corporation, or (b) a passive foreign investment company, and, in any case, with respect to which indebtedness or equity, no more than a de minimis amount is required to be included in income for U.S. federal income tax purposes in excess of cash distributions in respect of such interests; and

         2. the Shareholders Agreement shall provide that the AES Drax Companies and InPower (and any other orphan company involved in the structure) shall, on request of GS (i) provide to GS such information as is reasonably necessary for GS to comply with any information, return, documentation or other tax reporting requirements or otherwise with applicable provisions of law, and
               (ii) make any U.S. tax elections or similar U.S. tax filings requested to be made by GS (including, without limitation, the making of an election to disregard any of the Drax Group Companies for U.S. federal tax purposes).

                                   SECTION 2

                  DETAILED TERMS OF THE RESTRUCTURING PROPOSAL

2.1      RESTRUCTURED DEBT

2.1.1.   A-1 DEBT (PRINCIPAL AMOUNT:(POUNDS STERLING)400 MILLION):

         Ranking: A-1 Debt will have the benefit of a second ranking security interest over all of the properties, assets and shares of the AES Drax Companies (other than recoveries on the TXU Claim which will be subject to a first ranking security interest for the benefit of the B Debt) (such properties, assets and shares other than the TXU Claim, the "PRINCIPAL DRAX ASSETS"). A-1 Debt has a second ranking security interest over the Principal Drax Assets solely because it ranks after the security interest of the Credit Support Lenders in respect of the Credit Support Facility (up to
                              (pounds sterling)60-100 million) or the security interest of GS in respect of the GS Credit Facility (up to (pounds sterling)100 million), as the case may be. Otherwise, A-1 Debt has a security interest that ranks ahead of all other tranches of the Restructured Debt.

         Interest Rate:       Libor plus a margin of 2.5%.

         Interest
         Payment Date:        Semi - annual.

         Final Maturity
         Date:                30 June, 2015

         Amortisation:        Scheduled amortisation to be paid in each year in
                              equal instalments on semi-annual interest payment dates and on the Final Maturity Date as follows:

                              2007: (pounds sterling)10 million
                              2008: (pounds sterling)20 million
                              2009: (pounds sterling)55 million
                              2010: (pounds sterling)55 million
                              2011: (pounds sterling)55 million
                              2012: (pounds sterling)55 million
                              2013: (pounds sterling)50 million
                              2014: (pounds sterling)50 million
                              2015: (pounds sterling)50 million

         Prepayment:          Until the principal amount of the A-1 Debt has
                              reduced below (pounds sterling)200,000,000, cash available for debt service will, after payment of A-1 Debt interest and hedging, A-1 Debt scheduled amortisation, funding the DSRA (defined below) for 12 months' A-1 Debt interest and scheduled principal, payment of A-2 Debt interest (including deferred interest and, if applicable, funding the A-2 Debt Interest Reserve) and interest on the A-3
                              Debt and B Debt be applied solely to prepayment of A-1 Debt principal in inverse order of the scheduled amortisation profile.

                              At any time after the principal amount of the A-1 Debt has reduced below (pounds sterling)200m, excess cash available for debt service will, after payment of the amounts referred to in the immediately preceding paragraph, be applied on a pro rata basis to (a) prepayment of A-1 Debt principal, in inverse order of the scheduled amortization profile, and (b) A-2 Debt principal, (for the avoidance of doubt, this means proportionally to the outstanding amount of A-1 Debt and A-2 Debt immediately prior to the prepayments).

         Priority of
         Payments:            See section 2.2 - Cash Flow Waterfall.

         Debt Service         A debt service reserve account (the "DEBT SERVICE
         Reserve              RESERVE ACCOUNT" or "DSRA") will be established
         Account:             immediately on the completion of the Restructuring
                              from funds available in the Drax project in an amount equal to the interest falling due on the A-1 Debt on the next two Interest Payment Dates.
                              Following the Restructuring, after payment of A-1
                              Debt interest and hedging and scheduled A-1 Debt amortisation, cash available for debt service will be transferred to the DSRA to the extent required to ensure that the required balance thereon is equal to the next two A-1 Debt interest payments.

                              In addition, after payment of A-2 Debt interest (including deferred interest and, if applicable, funding the A-2 Debt Interest Reserve), cash available for debt service of up to the amount of scheduled A-1 Debt amortisation falling due on the next two interest payment dates will be transferred to the DSRA.

                              To the extent that the funds credited to the DSRA as of an A-1 Debt interest payment date exceed the required DSRA balance determined as of such date, the excess may be withdrawn and used to make payments in accordance with the Cash Flow Waterfall.

         Covenant             The covenant package is to be negotiated, but is
         Package:             expected to have the level of protections similar
                              to those in the current Bank Facility. The covenants will include limits in respect of capex, dividend and other payments to optimise cash flow available for debt service and to prevent unreasonable diversion of cash flow from debt service.

         Acceleration         A two-thirds majority of lenders by value under
         and                  the A-1 Debt will be able to accelerate the A-1
         Enforcement:         Debt and enforce their rights in respect of
                              security interests held on their behalf without the consent of any other holders of Restructured
                              Debt in the event of defaults arising from non-payment of the A-1 Debt or the insolvency of any of the AES Drax Companies. However, in respect of other events of default, the consent of a two-thirds majority by value of the relevant lenders under the A-1 Debt and a simple majority by value of the relevant lenders under the A-2
                              Debt will be required to take any such action.

                              The holders of A-2 Debt shall have the right to cure any default

                              (other than an insolvency event) in respect of the A-1 Debt.

         Change of            In the event of a change of control in the Equity,
         Control:             holders of two-thirds of the A-1 Debt will have an
                              option to require the issuer of A-1 Debt to redeem the A-1 Debt at par, plus accrued interest.

         Credit Rating:       To be discussed between the AES Drax Companies and
                              Senior Creditors Committees.

2.1.2.   A-2 DEBT (PRINCIPAL AMOUNT: UP TO(POUNDS STERLING)460 MILLION):

         Ranking: A-2 Debt will have the benefit of a third ranking security interest over the Principal Drax Assets, ranking in point of security after the amounts owing under the Credit Support Facility (or the GS Credit Facility, as the case may be) and the A-1 Debt.

         Interest Rate:       Libor plus a margin of 4%.

         Interest             Interest on the A-2 Debt will be payable on a
         Payment:             semi-annual basis after payment of interest on the
                              A-1 Debt and hedging, scheduled principal payments on the A-1 Debt, and a cash sweep into the Debt
                              Service Reserve Account to ensure a required balance equal to 12 months interest payments on A-1 Debt. Unpaid interest is deferred (not capitalised) and bears interest at the same rate.

         A-2 Debt             There will be a six month (18 months on or before
         Interest             31 December 2006) look-forward test for A-2 Debt
         Reserve:             interest on a 1.0 x debt service cover ratio, and
                              to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-2 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-2 Debt Interest
                              Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt before making payments of interest on the A-2 Debt if there were insufficient funds available in the Cash Flow Waterfall for such purpose and if the DSRA had been fully utilised.

         Final Maturity       30 June 2015
         Date:


         Amortisation:        No scheduled amortisation of principal. Once the
                              principal amount outstanding of A-1 Debt is less than (pounds sterling)200m, excess cash available for debt service will, after payment of the A-1
                              Debt interest and hedging, scheduled A-1 Debt principal amortisation, funding the DSRA for 12 months' A-1 Debt interest, payment of A-2 Debt interest (including deferred interest and, if applicable, funding the A-2 Debt Interest Reserve) and interest on the A-3 Debt and B Debt and hedging, funding the DSRA for 12 months' A-1 debt scheduled principal, be applied to prepayment of A-1 Debt principal and A-2 Debt principal on a pro rata basis.

         Priority of          See section 2.2 - Cash Flow Waterfall.
         Payments:

         Covenant             Same covenant package as applicable to the A-1
         Package:             Debt.

         Acceleration         A simple majority by value of the lenders under
         and                  the A-2 Debt will be able to accelerate A-2 Debt
         Enforcement:         and enforce their rights in respect of security
                              interests held on their behalf, without the consent of any other holders of Restructured Debt
                              (other than, in the case of enforcement of security, a two-thirds majority of A-1 Debt holders) on the occurrence of defaults arising from non-payment of the A-2 Debt in accordance with the Cash Flow Waterfall or the insolvency of the AES Drax Companies. However, in respect of other events of default, the consent of a two-thirds majority by value of the relevant lenders under the A-1 Debt and a simple majority by value of the relevant lenders under the A-2
                              Debt will be required to take any such action.

         Cash-out             Senior Creditors who are otherwise entitled to a
         Option:              holding of A-2 Debt have the alternative of
                              exercising the A Cash-Out Option described in
                              section 1.3 - The Cash-Out Options above. To the extent so exercised and to the extent the purchase is funded from Project Funds, the A-2 Debt so purchased will be cancelled. For further details, see section 1.3 - The Cash-Out Options above.

         Change of            In the event of a change of control in the Equity,
         Control:             holders of two-thirds by value of the A-2 Debt
                              will have an option to require the issuer of A-2
                              Debt to redeem the A-2 Debt at par, plus accrued and deferred interest.

2.1.3.   A-3 DEBT:

         Ranking: A-3 Debt will have the benefit of a fourth ranking security interest over the Principal Drax Assets.

         Initial Principal    The initial principal amount of the A-3 Debt will,
         Amount:              subject to reduction in accordance with the A
                              Cash-out Option, be the difference between:

                              (a) the aggregate amount of the Senior Creditors' indebtedness being compromised by the Restructuring; and

                              (b) the aggregate amount of the A-1 Debt, A-2 Debt and B Debt (before any reduction of any amount in respect of Senior Creditors exercising the Cash-out Option).

         Interest Rate:       Libor plus a margin of 5%.

         Interest             Interest on A-3 Debt shall be deferred (but not
         Payment Date:        capitalised) if there are insufficient funds
                              available in the Cash Flow Waterfall for such purpose.

         A-3 Debt             There will be a six month (18 months on or before
         Interest             31 December 2006) look-forward test for A-3 Debt
         Reserve:             interest on a 1.0 x debt service cover ratio, and
                              to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-3 DEBT INTEREST RESERVE"). Amounts standing to the credit of the A-3 Debt Interest
                              Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt or the A-2
                              Debt before making payments of interest on the A-3
                              Debt if there are insufficient funds available in the Cash Flow Waterfall for such purpose.

         Amortisation:        A-3 Debt principal will only be paid after all of
                              the A-1 Debt and A-2 Debt have been paid in full.

         Covenant             Limited covenant package.
         Package:

         Acceleration         Lenders under the A-3 Debt will have no right to
         and                  accelerate their indebtedness or enforce any of
         Enforcement:         their rights in respect of security interests held
                              on their behalf until such time as the lenders in relation to the A-1 Debt and the A-2 Debt have been repaid in full.

         Cash-Out             Senior Creditors who are otherwise entitled to a
         Option:              holding of A-3 Debt have the alternative of
                              exercising the A Cash-out Option described in
                              section 1.3 - The Cash-Out Options above. To the extent so exercised and to the extent the purchase is funded from Project Funds, the A-3 Debt so purchased will be cancelled. For further details, see section 1.3 - The Cash-Out Options above.

         Change of            In the event of a change of control in the Equity,
         Control:             the holders of two-thirds by value of A-3 Debt
                              will have an option to require the issuer of A-3
                              Debt to redeem the A-3 Debt debt at par, plus accrued and deferred interest.

         Equity: The Equity will be issued to holders of the A-3 Debt immediately after completion of the Cash-Out Option in proportion to such holdings.

2.1.4.   B DEBT (PRINCIPAL AMOUNT:(POUNDS STERLING)338,400,000):

         Source of            The principal source of funds for the payment of B
         Payment and          Debt is the proceeds to be received from the TXU
         Security:            Claim. B Debt will have a first ranking security
                              interest over the TXU Claim proceeds. The B Debt will, to the extent required by the Senior
                              Creditors, also have a fifth ranking security interest over the Principal Drax Assets. To the extent the proceeds of the TXU Claim are insufficient to repay the B Debt (and deferred interest thereon), payment of such remaining B
                              Debt will be made in accordance with the Cash Flow
                              Waterfall (see section 2.2 - Cash Flow Waterfall below).

         Interest Rate:       Libor plus a margin of 2%.

         Interest             B Debt interest will be deferred (but not
         Payment:             capitalised) to the extent excess cash is not
                              available after payment of interest on the A-1
                              Debt and hedging, scheduled principal payments on the A-1 Debt, funding the DSRA for 12 months' A-1
                              Debt interest and scheduled principal and payment of A-2 Debt interest (including deferred interest and, if applicable, funding the A-2 Debt Interest
                              Reserve) and hedging and payment of A-3 Debt interest (including deferred interest and, if applicable, funding the A-3 Debt Interest Reserve)
                              (see section 2.2 - Cash Flow Waterfall below).

         B Debt Interest      There will be a six month look-forward test for B
         Reserve:             Debt interest on a 1.0 x debt service cover ratio,
                              and to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "B DEBT INTEREST RESERVE").
                              Amounts standing to the credit of the B Debt
                              Interest Reserve would be used to make payments of interest and scheduled principal on the A-1 Debt, the A-2 Debt, or the A-3 Debt before making payments of interest on the B Debt if there are insufficient funds available in the Cash Flow
                              Waterfall for such purpose.

         Amortisation:        No fixed scheduled amortisation. B Debt will be
                              paid on receipt of proceeds of the TXU Claim and otherwise once the A-1 Debt, A-2 Debt and A-3 Debt have been repaid in full.

         Priority of          See section 2.2 - Cash Flow Waterfall (including
         Payments:            the treatment of taxes on the TXU Claim).

         Covenant             The B Debt will have the benefit of a very limited
         Package:             set of covenants and conditions of default which
                              are designed primarily to protect the claim of the B Debt to the proceeds of the TXU Claim.
                              Specifically, the B Debt will have no voting rights in connection with their security over the Principal Drax Assets, a sale of Drax Holdings or any of its affiliates or any recapitalisation, restructuring etc.

         Acceleration         Irrespective of any default under the B Debt,
         and                  lenders under the B Debt will neither be able to
         Enforcement:         accelerate their B Debt nor to enforce any of
                              their rights in respect of security interests held on their behalf, other than the security interest in respect of the TXU Claim, until such time as the lenders under the A-1 Debt, A-2 Debt and A-3
                              Debt have been repaid in full.

         The Restructuring proposal provides in relation to the B Debt for Senior Bondholders, the Senior Banks and the Hedging Banks to be treated pari passu in relation to the TXU Claim. Accordingly, under the terms of the GS Offer each Senior Bondholder, Senior Bank and Hedging Bank will be entitled to receive an amount of B Debt equal to its pro rata holding of the Bank Loan, Senior Bonds or rights to Hedge Termination Payments, as the case may be.

2.2      CASH FLOW WATERFALL

On any Interest Payment Date, the order of payments in respect of the Restructured Debt from cash available for debt service, after any payment required to be made in relation to the Credit

Support Facility and taking into account working capital requirements, restructuring costs and expenses (including reasonable costs and expenses of the Senior Creditors Committees and GS and the Underwriting Fee payable to GS, in each case to the extent not paid at the closing of the Restructuring) and tax (except to the extent monies are withheld in respect of the TXU Claim to meet corporate tax liabilities), is:

(a) first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)  second, to make scheduled repayments of principal on the A-1 Debt;

(c) third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d) fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)  fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f) sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortisation of principal on A-1 Debt falling due on the next two interest payment dates;

(g)  seventh, to make payments of interest on the A-3 Debt;

(h)  eighth, to fund the A-3 Debt Interest Reserve to the required amount;

(i)  ninth, to pay interest on the B Debt;

(j)  tenth, to fund the B Debt Interest Reserve to the required amount;

(k)  eleventh, to make prepayments and repayments as follows:

     (i) at any time after the principal amount outstanding of the A-1 Debt is (pounds sterling)200,000,000 or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied to the amortisation profile of the A-1 Debt in inverse order of maturity; and

     (ii) at any time after the principal amount outstanding of the A-1 Debt is less than (pounds sterling)200,000,000, to prepay A-1 Debt and prepay A-2 Debt on a pro rata basis as to the outstanding principal amount of A-1 Debt and A-2 Debt immediately prior to the prepayment. Prepayments of the A-1 Debt will be applied to the amortisation profile of the A-1 Debt in inverse order of maturity;

(l) twelfth, if the A-1 Debt and the A-2 Debt have been repaid in full, to pay A-3 Debt deferred interest;

(m) thirteenth, if the A-1 Debt and the A-2 Debt have been repaid in full, to prepay principal on the A-3 Debt;

(n) fourteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to pay B Debt deferred interest; and

(o) fifteenth, if the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full, to prepay principal on the B Debt.

Proceeds received in respect of the TXU Claim will be excluded from the Cash Flow Waterfall. If any amount is paid in respect of the TXU Claim, such amount (net of related VAT and a withholding on account of UK corporation tax) will be applied to prepay the principal of the B Debt.

The amount withheld on account of UK corporation tax will be equal to 30% (or, if different, the prevailing UK corporation tax rate in the tax year such payment in respect of the TXU Claim is received). The amount withheld will be paid into an escrow account. If payment had been received in respect of the TXU Claim, and the relevant company in the Drax group has a liability in respect of UK corporation tax, an amount shall be applied to pay such tax amount when such amount falls due for payment. If, having paid the full UK corporation tax liability of the relevant company, there remains a positive balance in the escrow account, such positive balance shall be applied to prepay the principal of the B Debt.

GS is prepared to discuss any appropriate structure which achieves the same result (and risk allocation) as the withholding arrangement set forth above.

                                   SCHEDULE 5

The Company shall by 29 August 2003 deposit the sum of (pounds sterling)3,000,000 into an escrow account (the "Company Escrow Account") with GS. The balance of the Company Escrow Account shall be applied towards the Underwriting Fee on the date it falls due.

The Underwriting Fee shall be payable upon the earlier of:

1. the failure of the Company to place the sum of(pounds sterling)3,000,000 in the Company Escrow Account by 29 August 2003;

2.   any breach of or failure of any condition set forth in paragraphs B., C.,
     E. or H. in Schedule 1; and

3.   the Effective Date;

Upon closing of the Restructuring, if the Underwriting Fee (as calculated above) is less than (pounds sterling)3,000,000, then the difference between the balance of the Company Escrow Account and the Underwriting Fee shall be released from the Company Escrow Account and paid to the Company.

Further definitive terms for these escrow arrangements will be set forth in an escrow agreement to be agreed and executed prior to 29 August 2003.

                                   SCHEDULE 6

PARTIES: GS, the Company and the Escrow Bank

GS ESCROW BANK: the London office of a bank to be mutually agreed, being a bank which does not have an actual or likely future interest in the Restructuring.

GS ESCROW ACCOUNT: an interest bearing account held on trust for the Parties (other than the GS Escrow Bank). Interest shall be paid monthly and be credited to the balance of the deposit forming part of the account. The account shall not be subject to any encumbrance, counterclaim, set-off or other deduction.

GS ESCROW BANK'S FEES: to be agreed with the GS Escrow Bank and borne by the Company.

PAYMENT OF THE DEPOSIT TO THE GS ESCROW ACCOUNT: GS shall pay
(pounds sterling)5,000,000 into the Escrow Account by 29 August 2003.

PAYMENT OF THE DEPOSIT FROM THE GS ESCROW ACCOUNT: Irrevocable payment instructions shall be given by an authorised representative of each of GS and the Company on behalf of the other parties collectively for the amount standing to the credit of the GS Escrow Account (including any accrued interest) to be paid to:

(a) GS on (i) the Effective Date, or (ii) if the Effective Date has not occurred before December 31, 2003, on that date unless, in this latter case, GS has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Effective Date to occur where satisfaction of all such relevant conditions precedent were within GS's power to achieve and the Company and the Senior Creditors have each exercised their corresponding duties; or

(b) the Company on January 1, 2004 if the Effective Date has not occurred before such date and GS has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Effective Date to occur where satisfaction of all such relevant conditions precedent were within GS's power to achieve and the Company and the Senior Creditors have each exercised their corresponding duties; or

(c) either GS or the Company, with the consent of the Parties (excluding the Escrow Bank).

Further definitive terms for these escrow arrangements will be set forth in an escrow agreement to be agreed and executed prior to 29 August 2003.